

RINDEV, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
RINDEV, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 15, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,339	6,449
Prepaid Expenses	-	5,205
Total Current Assets	9,339	11,654
Non-current Assets		
Equipment, Furniture & Fixtures, and Vehicles, net of Accumulated Depreciation	50,858	40,203
Total Non-Current Assets	50,858	40,203
TOTAL ASSETS	60,197	51,857
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	20,902	1,669
Payroll Liabilities	1,554	622
Customer Deposits	6,900	-
Accrued Interest - Related Party Loan	1,875	-
Total Current Liabilities	31,230	2,290
Long-term Liabilities		
Promissory Note - Related Party	150,000	-
Total Long-Term Liabilities	150,000	-
TOTAL LIABILITIES	181,230	2,290
EQUITY		
Additional Paid in Capital	396,386	95,361
Accumulated Deficit	(517,419)	(45,794)
Total Equity	(121,033)	49,567
TOTAL LIABILITIES AND EQUITY	60,197	51,857

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	4,003	791
General and Administrative	326,338	39,578
Research and Development	128,753	8,365
Depreciation	13,759	-
Total Operating Expenses	472,854	48,734
Operating Income (loss)	(472,854)	(48,734)
Other Income		
Interest Income	3,162	567
Total Other Income	3,162	567
Other Expense		
Interest Expense	1,886	-
Total Other Expense	1,886	-
Provision for Income Tax	-	-
Net Income (loss)	(471,578)	(48,167)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(471,578)	(48,167)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	13,759	-
Accounts Payable	19,233	1,669
Payroll Liabilities	932	622
Prepaid Expenses	5,205	(5,205)
Customer Deposits	6,900	-
Accrued Interest - Related Party Loan	1,875	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	47,904	(2,915)
Net Cash provided by (used in) Operating Activities	(423,674)	(51,081)
INVESTING ACTIVITIES		
Equipment	(19,001)	(11,561)
Furniture & Fixtures	-	(997)
Vehicles	(5,413)	(27,645)
Net Cash provided by (used by) Investing Activities	(24,414)	(40,203)
FINANCING ACTIVITIES		
Additional Paid in Capital	300,978	97,734
Promissory Note - Related Party	150,000	-
Net Cash provided by (used in) Financing Activities	450,978	97,734
Cash at the beginning of period	6,449	-
Net Cash increase (decrease) for period	2,890	6,449
Cash at end of period	9,339	6,449

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 7/7/2020 (Inception)	-	-	-	-	-
Issuance of Common Stock	90,000,000	-	-	-	-
Additional Paid in Capital	-	-	97,734	-	97,734
Net Income (Loss)	-		-	(48,167)	(48,167)
Ending Balance 12/31/2020	90,000,000	-	97,734	(48,167)	49,567
Issuance of Common Stock	6,000,000	-	-	-	-
Additional Paid in Capital	-	-	300,978	-	300,978
Net Income (Loss)	-		-	(471,578)	(471,578)
Ending Balance 12/31/2021	96,000,000	-	398,712	(519,745)	(121,033)

RINDEV, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

RINDEV, Inc. ("the Company") was originally formed in Michigan on July 7th, 2020 as a Limited Liability Company prior to reincorporating in the state of Delaware as a Corporation on December 22nd, 2020. The Company plans to earn revenue manufacturing electric vehicles to be sold B2C, B2B, and B2G. The Company's headquarters is in Denver, Colorado. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed. However, the Company did have customer deposits placed on future orders in the amount of $6,900 as of December 31, 2021.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment	4	30,562	7,395	-	23,167
Furniture & Fixtures	4	997	285	-	712
Vehicles	5-10	33,058	6,079	-	26,979
Grand Total	-	64,617	13,759	-	50,858

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2020, the Company reserved 10,000,000 shares of Common Stock to be awarded as Options for employees for the purposes of attracting and retaining talent. In February and April of 2021, the Company issued a total of 6,000,000

Stock Options at a price of $0.00001 per share. They shall vest at a rate of 40% after 24 months, followed by 24 equal monthly installments.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

	Nonvested Options	Average Fair Value	
Nonvested options, January 1, 2020			
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2020	-	$	-
Granted	6,000,000	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2021	6,000,000	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In July 2021, the Company entered into a Promissory Note agreement with the founder's father for $150,000 bearing an interest rate of 2.5%, a maturity date in December 2022, and no security interest. Payments have been deferred until further notice, resulting in an ending balance of $150,000 as of December 31, 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3 – Related Party Transactions" for further information.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	150,000
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 100,000,000 shares of Common Stock with a par value of $0.0001 per share. 90,000,000 and 96,000,000 shares were issued and outstanding as of 2020 and 2021, respectively.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 15, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.